UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

One World Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0025 Par Value
(Title of Class of Securities)

68245E200
(CUSIP Number)

December 15, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68245E200	13G	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS Tristan Potter I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,000,000
	6.	SHARED VOTING POWER 10,000,000
	7.	SOLE DISPOSITIVE POWER 10,000,000
	8.	SHARED DISPOSITIVE POWER 10,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.60%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 68245E200	13G	Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer One World Holdings, Inc

(b)	Address of Issuer’s Principal Executive Offices 14515 Briarhills Parkway Suite 105 Houston, TX 77077

Item 2.

(a)	Name of Person Filing Tristan Potter

(b)	Address of the Principal Office or, if none, residence 10538 Rustling Villas Houston, TX 77075

(c)	Citizenship United States

(d)	Title of Class of Securities Common Stock, $0.0025 par value (“Common Stock”)

(e)	CUSIP Number 68245E200

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Item 4.  Ownership.

(a)
Amount beneficially owned:  Reporting Person is the beneficial owner of 10,000,000 shares of Common Stock.  In addition, Reporting Person holds Issuer’s convertible notes in the aggregate principal amount of $46,600.00.  The convertible notes may not be converted into common stock such that the Reporting Person would beneficially own more than 9.99% of the Issuer’s common stock at any given time.  Reporting Person disclaims beneficial ownership of the Issuer’s securities held by any other person or entity

(b)	Percent of class: 6.60%. The percentage used herein is rounded to the nearest tenth and based on 151,433,163 shares of Common Stock outstanding as of December 12, 2014.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 10,000,000 shares of Common Stock

	(ii)	Shared power to vote or to direct the vote 10,000,000.

	(iii)	Sole power to dispose or to direct the disposition of 10,000,000 shares of Common Stock

	(iv)	Shared power to dispose or to direct the disposition of 10,000,000.

Item 5.  Ownership of Five Percent or Less of a Class.

CUSIP No. 68245E200	13G	Page 4 of 4 Pages

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.  Identification and Classification of Members of the Group.

Item 9.  Notice of Dissolution of Group.

Item 10.  Certification.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2014

/s/ Tristan Potter